UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 1-38992

AFYA LIMITED

(Translation of registrant’s name into English)

Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503

Vila da Serra, Nova Lima, Minas Gerais, Brazil

+55 (31) 3515 7550

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

AFYA LIMITED

TABLE OF CONTENTS

ITEM
99.1	Release dated May 3, 2021 – Afya Announces Closing of $150 Million Investment from the SoftBank Latin America Fund

99.2	Certificate of Designations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2021

AFYA LIMITED
By:	/s/ Virgilio Deloy Capobianco Gibbon
Name: Virgilio Deloy Capobianco Gibbon
Title: Chief Executive Officer